FORM 4                                                        OMB APPROVAL
                                                    OMB Number:       3235-0287
[ ] Check this box if no longer subject             Expires: September 30, 1998
    to Section 16. Form 4 or Form 5                 Estimated average burden
    obligations may continue. See                   hours per response..... 0.5
    Instruction 1(b).


                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

_______________________________________________________________________________

1. Name and Address of Reporting Person

   Deep Discount Advisors, Inc.
- -----------------------------------------------------
   (Last)            (First)            (Middle)

   One West Pack Square, Suite 777
- -----------------------------------------------------
                     (Street)

   Asheville               NC          28801
- -----------------------------------------------------
   (City)               (State)         (Zip)

_______________________________________________________________________________

2. Issuer Name and Ticker or Trading Symbol


        The Scudder Spain and Portugal Fund, Inc.       (IBF)

_______________________________________________________________________________

3. IRS or Social Security Number of Reporting Person (Voluntary)



_______________________________________________________________________________

4. Statement for Month/Year

   September 1998

_______________________________________________________________________________

5. If Amendment, Date of Original (Month/Year)



_______________________________________________________________________________

6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ] Director
   [X] 10% Owner
   [ ] Officer (give title below)
   [ ] Other (specify below)


_______________________________________________________________________________

7. Individual or Joint/Group Filing

   [ ] Form Filed by One Reporting Person
   [X] Form Filed by More than One Reporting Person

_______________________________________________________________________________

                    TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
- ------------------------------------------------------------------------------------------------------------------------
          1.                2.           3.                     4.                       5.           6.          7.
- ---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                   (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
- ---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------
Common Stock              9/1 /98     S             3000          D     $15.          1,417,403     I          By Clients

                                                                         (Over)

                     TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g. puts, calls, warrants, options, convertible securities)
- ------------------------------------------------------------------------------------------------------------------------------

     1.        2.       3.         4.         5.             6.                 7.           8.         9.         10.       11.
- ----------  --------  --------  --------  ----------    ------------      --------------   ------  ----------  --------- ------
                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
- ----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------  ----------  --------  -----

None








Explanation of Responses:


- -----------------------------------------------------


- -----------------------------------------------------


              Deep Discount Advisors, Inc.

          By:   /s/ Ralph W. Bradshaw                        October 9, 1998
              ----------------------------------------     --------------------
               Name:  Ralph W. Bradshaw                              Date
               Title: Secretary

              Ron Olin Investment Management Company

          By:   /s/ Ronald G. Olin                            October 9, 1998
              ----------------------------------------     --------------------
               Name:  Ronald G. Olin                                  Date
               Title: Partner

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



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